VIA EDGAR

February 23, 2016

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, DC 20549

Re:	Virtus ETF Trust II (“Trust”) (File Nos. 333-206600 and 811-23078), on behalf of the Virtus Newfleet Dynamic Credit ETF (the “Fund”), a series of the Trust

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”) the Trust and ETF Distributors LLC, the Trust’s principal underwriter, respectfully request that the effective date of Pre-Effective Amendment No. 2 to the Trust’s registration statement on Form N-1A, which was filed on February 22, 2016 (Accession No. 0000891092-16-012566), be accelerated to 12:00 p.m. on February 23, 2016, or as soon thereafter as reasonably practicable.

The Trust and ETF Distributors LLC are aware of their obligations under the Securities Act.

It is respectively requested that any questions you may have with the foregoing be directed to Jeffrey T. Skinner of Kilpatrick Townsend & Stockton LLP at 336-607-7512 and that Mr. Skinner be notified of such effectiveness by a telephone call and confirmed in writing.

Very truly yours,

VIRTUS ETF TRUST II

By:	/s/ William J. Smalley
William J. Smalley, President

ETF DISTRIBUTORS LLC

By:	/s/ William J. Smalley
William J. Smalley, Managing Principal